Standard Drilling, Inc.
1640 Terrace Way
Walnut Creek, CA  94597

telephone: (925) 938-0406

December 8, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	John Reynolds, Assistant Director
Yolanda Guobodia
Nasreen Mohammed
Edwin S. Kim
David Link

Re:	Standard Drilling, Inc. (the “Company”)
Form 10-K/A for the fiscal year ended December 31, 2008
Filed August 25, 2009
File no. 000-51569

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of November 5, 2009 issuing comments on the foregoing report.  Following are the Company’s responses to such comments.  Contemporaneously, the Company has filed Amendment No. 1 to its Form 10-K/A, which contains the revised disclosure in response to the staff’s comments.

Form 10-K/A Filed on August 25, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Liquidity and Capital Resources, page 13

1.
We note your responses to comments one and two of our letter dated September 2, 2009, and we reissue them.  Please provide us with actual proposed revised disclosure to our prior comments in a response letter.  We realize that the exact figures and language may change as a result of your re-audit of your fiscal year 2007 and 2008 financial statements, but we are unable to adequately review your response until we are provided the specific proposed changes.  Also, please note your revisions should include specific quantitative amounts and descriptions of each component of your $25,000 in monthly overhead expenditures.

RESPONSE:     The Company has expanded its disclosure with respect to liquidity and capital resources as follows:

“As of December 31, 2008, we had cash and cash equivalents of $485,200.  We expect to have monthly overhead costs of approximately $20,000 per month for the next 12 months (inclusive of approximately $5,000 per month in officer salaries, $5,000 per month in consulting fees, $3,000 per month in legal, audit, and other SEC reporting-related expenses, and $7,000 in general and administrative fees such as travel, insurance, and other miscellaneous corporate expenses incurred in our efforts to find a new business to acquire or merge with). “

Executive Compensation, page 17

2.     We note your response to comment three of our letter dated September 2,2009, and we reissue it in part. In light of your disclosure that you intend to file an amended Form 10- K for the fiscal year ended December 31, 2008, please provide us with revised disclosure of your description of the services provided by Mr. Rector for his $83,263 compensation for the fiscal year ended December 31, 2008. We note your response focuses solely on Mr. Rector's cash compensation, as opposed to the amounts he received from grants of stock options. Please revise your annual report to describe the services provided by Mr. Rector for his $43,000 in consulting fees and $40,263 in stock option grants for the fiscal year ended December 31, 2008. Also, please clearly disclose how each component of Mr. Rector's compensation was determined. If the amount of the option awards were determined arbitrarily, please clearly state so. Similarly, if the consulting fees are based on an hourly billing rate, please disclose the billing rate and/or hours performed. You may submit any proposed revised disclosure in a response letter prior to filing an amendment.

RESPONSE:     The Company has revised its disclosure with respect to executive compensation as follows:

“Mr. Rector is not a party to an employment agreement with our company.  Under the terms of an oral agreement, we make periodic payments to an entity owned by Mr. Rector (The David Stephen Group) as compensation for his services to us as our sole officer and director.  The amount of this compensation is determined from time to time by our Board of Directors, of which he is the sole member.  Currently, the Company has been paying Mr. Rector (through the David Stephen Group) $5,000 per month for his services.  The amount of compensation paid is arbitrary and such compensation is not tied to any performance goals or other traditional measurements.  The Board has also, from time to time, awarded Mr. Rector with stock option grants as compensation for his services.  The number and terms of the options granted to Mr. Rector is arbitrarily determined and relies on no specific formula.  The amount of compensation to be paid to Mr. Rector’s company may be increased or decreased from time to time at the sole discretion of our Board.  Mr. Rector provides various corporate and administrative services for the Company, including managing all accounting, auditing, banking, legal, and SEC-reporting matters,  overseeing public relations / investor relations, state certifications, and transfer agent activities, and working actively on locating and negotiating with potential merger/acquisition candidate companies.  Mr. Rector also provides office space, furniture, and telecommunications equipment to the Company. “

We trust that the foregoing sufficiently responds to the staff’s letter of comment.  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David S. Rector
David S. Rector
Chief Executive Officer